Exhibit 99.3

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”)  for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2010.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of significant differences between Canadian GAAP and U.S. GAAP has been disclosed in Note 24 to our audited consolidated financial statements for the year ended March 31, 2010.  The Company’s reporting currency is the Canadian dollar. This MD&A is dated May 27, 2010.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   All financial information is reported in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas (“LNG”), giving users an alternative fuel to diesel.

We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufactures (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world.  Our products are designed to provide environmental and economic benefits combined with strong operational performance.  We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector.  Within that operating segment, we focus on three distinct target markets for our products and services:  Cummins Westport Inc. (“CWI”) is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty (“Westport HD”) is focused on LNG systems for heavy-duty trucks and the platform for the licensing of our Westport HD-related technology; and Juniper Engines Inc. (“Juniper”) is focused on 2.0L and 2.4L engines for industrial applications such as forklifts.  Outside our core markets strategy, Westport’s corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.

CWI

CWI is a 50:50 joint venture between Westport and Cummins Inc. (“Cummins”), one of the world’s largest manufacturers of diesel engines. CWI develops and produces 5.9L to 8.9L engines utilizing gaseous fuels.  CWI’s engines are offered globally by more than 60 OEMS of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port trucks, material handling trucks, street sweeping trucks and other vehicles selected for industrial applications.  Geographically, CWI’s revenues are derived primarily from North America with developing markets in Asia, Europe, India and South America.  CWI engines are produced at Cummins’ plants in the United States, China and India.

For the years ended March 31, 2010 and 2009, after taking into account Cummins’  50% share, CWI contributed pre-tax income of $11.9 million and $6.0 million, respectively, to Westport.  CWI’s assets, liabilities, revenue and expenses are disclosed separately in Note 19(a) of our consolidated financial statements.

Westport Heavy Duty (“Westport HD”)

Westport HD is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market.  In 2007, we launched a direct injection LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque and fuel efficiency.  We have a technology partnership with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. The Westport HD system, available to customers since early 2007, leverages the Cummins ISX 15L diesel engine (rebranded as the Westport HD GX engine) equipped with (i) our proprietary natural gas fuel injectors featuring our High Pressure Direct Injection (“HPDI”) technology; (ii) our proprietary fuel pumps provided by Cryostar SAS, a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by BWI, our 50:50 joint venture with Beijing Tianhai Industry Co. (“BTIC”), a Sino-Korean company located in Beijing. We also work with Clean Energy Fuels Corp., North America’s largest natural gas refueling company and other fuel suppliers around the world to provide access points for LNG and CNG refueling stations.

Westport HD also provides a licensing platform for the Company to design and develop new natural gas engines on a variety of engine platforms. On November 16, 2009, Westport entered into an agreement with Volvo Power Train, a subsidiary of Volvo AB, to become a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. We will supply our Westport HD-related technology and work together with the Gothenburg, Sweden engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. In addition to supply chain development, Westport will carry out product development work that will help enable the Volvo engine to operate on natural gas. The new natural gas engines are expected to meet future European emission requirements.

In July 2008, we entered into a 30-year joint venture agreement with Weichai Power Co. Ltd. (“Weichai Power”) and Hong Kong Peterson (CNG) Equipment Ltd. (“Hong Kong Peterson”) to form Weichai Westport Inc. (“WWI”). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in heavy-duty trucks, power generation and shipping applications.  Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $4.5 million (30 million RMB), equaling a 35% equity interest in WWI.  Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively.  On May 25, 2010 WWI received its temporary business license from the Chinese Government. Registration will be completed after Westport makes its investment, which is expected to occur during the first quarter of Fiscal 2011.

Juniper

Juniper’s engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are based on the Hyundai Motor Company’s 2.0L and 2.4L industrial engine platforms and OMVL SpA’s (“OMVL”) LPG multipoint injection technology. Juniper is the manufacturer of record, and the products are designed to meet U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”) standards for 2010.  We hold a 49% interest in Juniper, a joint venture with OMVL, an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline to CNG and LNG.

Clark Material Handling Asia Ltd. (“Clark”) has selected Juniper to supply 2.4L liquefied petroleum gas engines for Clark’s forklifts in the 1.5 to 3.3 tonne product range. Juniper’s 2.4L engine recently achieved emissions certification by the U.S. Environmental Protection Agency for U.S. customers, and Juniper commenced shipments to Clark during the first quarter of fiscal year 2011. Juniper’s products are assembled in Korea and delivered to Clark’s Korean facility to be installed on forklifts for sale in North America and other export markets.

Our initial contribution to Juniper on April 1, 2008 was $1.5 million. At March 31, 2010, our investment in Juniper including accounts receivable and advances is $1.2 million.  For the year ended March 31, 2010, we recorded a loss on our investment in Juniper of $1.1 million (2009 - $1.0 million).

SELECTED ANNUAL FINANCIAL INFORMATION

Selected Statements of Operations Data
	Fiscal years ended March 31
	2010	2009	2008
(expressed in thousands of Canadian dollars, except for per share amounts, shares outstanding and units shipped)

Units shipped	3,921	4,038	2,720
Total revenue	$130,712	$121,837	$71,536
Gross margin	$41,360	$30,817	$22,513
GM %	32%	25%	31%
Net loss	$(37,636)	$(24,425)	$(10,315)
Net loss per share – basic and diluted (1)	$(1.10)	$(0.81)	$(0.41)
Weighted average shares outstanding	34,133,247	30,268,947	25,167,966

Cash and short-term investments	$105,851	$82,619	$22,762
Total assets	$156,117	$135,504	$78,940
Long-term financial liabilities (2)	$27,406	$28,543	$5,762
Cash used in operations before changes in non-cash working capital	$(25,081)	$(25,625)	$(17,594)
CWI net income for the year	$15,122	$7,832	$11,632
JV Partner's share of CWI income	$7,561	$3,916	$5,816

(1)	Fully diluted loss per share is not materially different as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.
(2)	Excluding current portions of warranty liability and long-term debt obligations and Joint Venture Partners' share of net assets of joint ventures.

OVERVIEW OF FISCAL 2010 RESULTS

Operating Results

For the year ended March 31, 2010, consolidated revenues increased $8.9 million, or 7.3%, to $130.7 million from $121.8 million for the year ended March 31, 2009. The Company shipped 3,921 units in fiscal year 2010 compared to 4,038 units shipped in fiscal year 2009.  The increase in revenues was primarily due to a 9.5% increase in CWI revenues to $120.3 million for the year ended March 31, 2010 compared to $109.9 million for the year ended March 31, 2009. CWI unit sales decreased from 3,907 in fiscal year 2009 to 3,807 units in fiscal year 2010; however, CWI product revenue increased $3.7 million, or 4.1%, to $94.6 million primarily due to product mix.  Parts revenue increased $6.6 million, or 34.7%, to $25.6 million in fiscal year 2010 due to an increase in units in service.  Non-CWI revenues decreased 12.6% from $11.9 million in fiscal year 2009 on 131 LNG units shipped to $10.4 million in fiscal year 2010 on 114 LNG units shipped.  LNG system shipments were primarily to customers associated with the Ports of Los Angeles and Long Beach. The foreign exchange impact on revenues from translating revenues from U.S. dollars to Canadian dollars resulted in a reduction in fiscal year 2010 revenues of approximately $4.4 million, or 3.4%.

Our consolidated net loss for the year ended March 31, 2010 was $37.6 million, or $1.10 per share, compared to $24.4 million, or $0.81 per share, for the year ended March 31, 2009.  CWI’s net income increased $7.3 million from $7.8 million in fiscal 2009 to $15.1 million in fiscal 2010.  The increase was driven primarily by higher product and parts revenue and an increase in gross margin percentage as a result of more favourable warranty experience compared with the prior year.  During fiscal year 2010, our share of CWI’s net income increased by $3.6 million to $7.6 million.

Non-CWI net loss increased $16.9 million, or 59.7%, from $28.3 million for the year ended March 31, 2009 to $45.2 million for the year ended March 31, 2010. The non-CWI net loss included net gains on sales of Clean Energy shares of $11.9 million in fiscal year 2009 compared with $2.9 million in fiscal year 2010. Excluding these net gains, the non-CWI loss for fiscal year 2009 was $40.2 million compared with $48.1 million in fiscal year 2010, which represents an increase of $7.9 million, or 19.7%.  Non-CWI operating expenses (research and development, general and administrative, and sales and marketing) were $3.6 million higher in fiscal year 2010 compared with fiscal year 2009 primarily due to a $2.6 million increase in stock based compensation and an increase in current product support costs and outside service and professional fees. The remaining increase in non-CWI net loss arose from:

•	a $2.2 million reduction in gross margin as a result of lower selling price and an increase in inventory obsolescence provisions,
•
an increase in interest expense and accretion of $0.9 million as the Company held $15 million debenture units with JF Mackie for an entire year in fiscal year 2010 versus only 9 months in fiscal  year 2009, and

•
a decrease of $0.7 million in net investment income due to lower interest yield on cash and cash equivalents and an increase in foreign exchange losses of $0.5 million from a weaker U.S. dollar negatively impacting our U.S. dollar cash balance and net accounts receivable balance.

Capital Management

In December 2009, we issued 5,462,500 common shares at a price of US$10.50 per share for gross proceeds of US$57.4 million ($60.8 million Canadian).  The net proceeds of US$54.2 million (net of share issuance costs of US$3.2 million) will be used for the development of a new OEM engine platform for our Westport HD system, support of working capital requirements including funding inventory and developing and seeking alternate suppliers, and for general corporate purposes including market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development, and capital expenditures including facilities and equipment.

Cash, cash equivalents and Investments

As of March 31, 2010, our cash, cash equivalents and short-term investments balance was $105.9 million compared to $82.6 million at March 31, 2009.  For the year ended March 31, 2010, we raised approximately US$54.2 million in net proceeds from our public offering discussed above, $2.5 million from the exercise of stock options, and $3.8 million from the sale of shares of Clean Energy and Wild River Resources Inc.  For the year ended March 31, 2010, cash used in operations and capital expenditures was $22.0 million and $0.3 million, respectively.  During the year ended March 31, 2010, we advanced Cummins $4.8 million, net of loan repayments, paid $1.2 million against our limited recourse loan from Clean Energy, and paid down our demand installment loan by $1.3 million.  During the third quarter, CWI also paid out $4.2 million in dividends to Cummins.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory, stock based compensation and warranty.  The application of these and other accounting policies are described in Note 2 of our fiscal 2010 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entity Accounting

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements.  Interests in VIEs are consolidated by the company that is the primary beneficiary.  We have identified CWI, BWI and Juniper as VIEs and determined that we are the primary beneficiary in the case of both CWI and BWI.  Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as “Joint Venture Partners’ share of net income from joint ventures.” We have concluded that we are not the primary beneficiary in the case of Juniper, and as a result, our investment in Juniper is recorded as an equity investment with our 49% share of its net income recorded as “loss from investment accounted for by the equity method.”

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue.  We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability.  The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair.  We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, including the ISL G, which was launched in mid-2007, and our Westport HD systems, of which approximately 289 units have been shipped as of March 31, 2010, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products.  These changes in estimates are discussed further in the “Cost of Revenue” and “Gross Margin” sections under “Results of Operation.”

Revenue Recognition

Our primary source of revenue is from the sale of CWI spark ignited engines, kits, LNG systems and parts.  Product revenue is recognized when the products are shipped and title passes to the customers and collection is reasonably assured.  Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties, and revenues earned from licensing our technologies to third parties.  Revenue from testing and research and development activities is recognized as the services are performed.   Amounts received in advance of revenue recognition are recorded as deferred revenue.  Parts revenue is recognized when the parts are sold.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress, and finished goods associated with our Westport HD systems.  We carry inventory at the lower of weighted average cost and net realizable value.  In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete.  We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory.  When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded.  Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Long-term Investments

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable.  Changes in fair value are recognized in accumulated other comprehensive income.  A decline in value that is considered other than temporary is recognized in net loss for the period.

Equipment, Furniture, and Leasehold Improvements and Intellectual Property

Generally accepted accounting principles in Canada require that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intellectual property, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  If such costs are not recoverable, we are required to write down the assets to fair value.  When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-based Compensation

We account for stock-based compensation related to stock options and performance share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered.  We account for performance share units by calculating the fair value based on the market price of the Company’s common shares on the date of grant and record compensation expense in the period it is earned, which generally is the period over which the units vest.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets:

On April 1, 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Other Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets whether separately acquired or internally developed.  We adopted this standard on April 1, 2009, but the adoption had no impact on the consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, The CICA issued section 1582, Business Combinations, which replaces CICA 1581 and section 1601 “Consolidated Financial Statements”, and section 1602, “Non-controlling Interests”, which together replace Section 1600. Under Section 1582, the purchase price used in a business combination is based on the fair value of the shares exchanged at their market price on the date of exchange. Furthermore, virtually all acquisition costs will be expensed as incurred which are currently capitalized as part of the purchase price. Contingent liabilities are also recognized at fair value at the date of acquisition and remeasured fair value at each year through net income until settled. Currently, only contingent liabilities that are resolved and payable are included in the cost to acquire the business.

In addition, any negative goodwill will be recognized immediately in net income, unlike the current requirement to eliminate it by reducing net assets in the purchase price allocation. Sections 1601 and 1602 revise and enhance standards for preparation of consolidated financial statements subsequent to a business combination. All three of the new CICA handbook sections are effective on January 1, 2011 with prospective application.  We plan to early adopt these sections on April 1, 2010 and apply them to business combinations occurring subsequent to that date.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

We have determined that adopting U.S. GAAP at this time rather than IFRS would be more relevant to our investor base and less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture US GAAP information. Management expects to transition to US GAAP for our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards, and our intent will be to transition to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures.  As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of March 31, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  No changes were made in our internal control over financial reporting during the year ended March 31, 2010, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, in relation to criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of March 31, 2010.  KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of March 31, 2010.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Revenue
(expressed in thousands of Canadian dollars except for units)

	Fiscal years ended March 31
	2010	2009	2008
Engine shipments (units)	3,807	3,907	2,684
HPDI Fuel Systems (units	114	131	36
Total Unit shipments	3,921	4,038	2,720
Product revenue	102,049	102,755	55,238
Parts revenue	28,663	19,082	16,298
	130,712	121,837	71,536

Product Revenue by Geographic Region
(as a percentage of revenue)
	Fiscal years ended March 31
	2010	2009	2008
Americas	67%	84%	66%
Asia	14%	4%	18%
Rest of the world	19%	12%	16%

Product revenue for the year ended March 31, 2010 was $102.0 million, down $0.8 million, or 1%, from $102.8 million in the prior fiscal year, on total CWI and LNG product shipments of 3,921 units compared to 4,038 units in the prior year.  On a U.S. dollar basis, the decline was $3.5 million, or 3.4%.  CWI product revenue increased $3.7 million, or 4.1%, in fiscal year 2010 to $94.6 million compared to $90.9 million in fiscal year 2009. CWI product shipments decreased from 3,907 units in fiscal 2009 to 3,807 units in fiscal 2010. The primary driver for the increase in CWI product revenue was sales mix as a greater proportion of ISL G units were shipped relative to the prior year, and this product generally sells for a higher price than B Gas and C Gas units.  During fiscal year 2010, the Canadian dollar strengthened against the U.S. dollar by an average of 3% during the year, resulting in lower growth in Canadian dollar terms by $2.7 million.  Kit revenues, which are included in product revenue, decreased by $1.3 million, or 20.6%, in fiscal year 2010 to $5.0 million from $6.3 million in fiscal year 2009 because of timing of shipments relating to customers in India.  This was offset by an increase in CWI engine margin primarily on shipments of B Gas engines by a manufacturer located in India, which increased by approximately $4.0 million compared with fiscal 2009.

For the year ended March 31, 2010, non-CWI product revenues decreased by $4.4 million, or 37.8%, from $11.8 million, with 114 HD units shipped in the year, to $7.4 million and 131 units shipped in the prior year.  The revenue decline is due to a reduction in the average selling price, a change in sales mix from an upfit model to a sale of fuel systems directly to the OEM, as well as lower sales volumes. Non-CWI revenues were also impacted by the relative strengthening of the Canadian dollar against the U.S. dollar.

For the year ended March 31, 2009, product revenue was $102.8 million, up $47.6 million, or 86%, from $55.2 million in the prior fiscal year, on total CWI and LNG product shipments of 4,038 units compared to 2,720 units in the prior year.  CWI product revenue was up 78% to $90.9 million in fiscal year 2009 compared to $51.0 million in fiscal 2008. CWI product sales increased from 2,684 units in fiscal 2008 to 3,907 units in fiscal 2009. In U.S. dollar terms, CWI product revenue increased by US$32.2 million.  The U.S. dollar strengthened against the Canadian dollar by an average of 9.2% during fiscal 2009, resulting in higher growth in Canadian dollar terms.  Kit revenues, which are included in product revenue, increased to $6.3 million from $1.4 million, primarily driven by an order from a customer in India.  Non-CWI revenues grew from $4.2 million to $11.8 million with 131 LNG units in fiscal 2009 compared to 36 in fiscal year 2008.  In fiscal 2009, non-CWI revenue included $11.0 million of product revenue associated with sales of heavy duty LNG systems in North America and Australia as well as $0.8 million in other revenues related primarily to testing services.

Parts revenue

Parts revenue increased in fiscal 2010 by $9.6 million, or 50%, from $19.1 million to $28.7 million in fiscal year 2009.  CWI parts revenue increased from $19.0 million in fiscal year 2009 to $25.6 million in fiscal year 2010.  The increase is due to higher sales volumes.  Parts revenue is a function of engine population, repair and maintenance experience, the age of the population and product reliability.  Non-CWI parts revenue increased from $0.1 million in fiscal year 2009 to $3.0 million in fiscal year 2010 primarily from sales of spark ignited tanks generated by BWI of $1.8 million.  Westport HD also sold $1.1 million in parts as a result of a higher population of HD units.

For the years ended March 31, 2009 and 2008 part revenue was $19.1 million and $16.3 million, respectively.   The 17.1% increase was attributable primarily to foreign exchange.

Cost of revenue

Cost of revenue for the year ended March 31, 2010 was $89.4 million compared to $91.0 million in the prior year.  CWI cost of revenue decreased from $81.3 million in fiscal year 2009 to $78.9 million in fiscal year 2010 as a result of a favourable warranty adjustment of $2.0 million in fiscal year 2010 compared with an unfavourable adjustment of $4.3 million in the prior year.  CWI also negotiated lower selling expenses on certain parts.  Non-CWI cost of revenue increased from $9.7 million to $10.5 million despite a decrease in sales revenue.  Cost of revenue included a charge for inventory obsolescence and campaign accruals of $1.8 million and $0.2, respectively in fiscal year 2010 compared with $0.1 million and $Nil, respectively in the prior year.

For the year ended March 31, 2009, cost of revenue was $91.0 million compared to $49.0 million in fiscal year 2008.   CWI’s cost of revenue was $81.3 million and $45.5 million for fiscal years 2009 and 2008, respectively.  The $35.8 million increase was associated primarily with the $42.6 million increase in revenues.  However, in the year ended March 31, 2009, cost of revenue also included an unfavourable warranty adjustment of $4.3 million associated primarily with the ISL G and L Gas engines. Non-CWI cost of revenue was $9.7 million and $3.5 million, respectively, in the years ended March 31, 2009 and 2008.  The change was related primarily to increasing sales revenue.

Gross margin

Gross margin was $41.4 million in fiscal 2010 compared with $30.8 million in the previous year, and gross margin percentage was 31.6% in fiscal year 2010 compared with 25.3% in the prior year.  CWI gross margin increased from $28.6 million in fiscal year 2009 to $41.4 million in fiscal year 2010, and the gross margin percentage increased from 26.0% in fiscal year 2009 to 34.4% in fiscal year 2010.  The increase in gross margin percentage was primarily the result of the favourable adjustment to warranty reserves in fiscal 2010 of $2.0 million compared to the unfavourable adjustment of $4.3 million in the previous year. The warranty reserve in fiscal 2009 increased to reflect ISL G claims experience during that year.  The accrual rate on new ISL G engine shipments was also increased in response to fiscal 2009 claims experience.  During fiscal 2010, the Company realized more favourable claims experience in the third and fourth quarters, which resulted in a positive warranty reserve adjustment and a reduction in the accrual rate on new builds.  The remaining difference relates primarily to changes in business mix and a higher parts margin in fiscal 2010 relative to 2009.

Non-CWI gross margin was slightly below breakeven level in fiscal 2010 compared with $2.2 million in fiscal 2009 and gross margin percentage was -0.2% for fiscal year 2010 compared with 18.5% in the prior year.  The decrease in gross margin percentage was driven by changes in the inventory obsolescence provision and campaign charges of $1.8 million and $0.2 million, respectively.  We adjusted the inventory provision in fiscal year 2010 as a result of a lower proposed selling price on HD systems in fiscal 2011, which is not sufficient to recover costs on older key components.  We also wrote down and scrapped certain components associated with our previous upfit model. During fiscal 2010, we moved to a model where we shipped fuel systems directly to OEMs.

For the years ended March 31, 2009 and 2008, gross margins were $30.8 million and $22.5 million, respectively.  Gross margin percentages were 25.3% and 31.5% for those years.  CWI gross margin and gross margin percentage were $28.6 million and 26.0% in fiscal 2009 compared with $21.8 million and 32.4% in fiscal year 2008. Gross margin percentage declined primarily because of higher warranty reserves recorded and a higher accrual rate recorded on new ISL G units shipped in the year.  To reflect warranty claims experience in the year, CWI increased warranty reserves by $4.3 million, which negatively impacted the margin percentage by 4%. The remaining change in the CWI margin is attributable to product and geographic sales mix as well as an increase in kit revenue, which generated a lower margin.  Non-CWI gross margin and gross margin percentages were $2.2 million and 18.5% in fiscal 2009 compared to $0.7 million and 16.7% in fiscal 2008. Gross margins fluctuate with foreign exchange, product mix and volumes.

Research and development

Research and development expenses, net of program funding, decreased $2.6 million, or 8.4%, to $28.4 million in fiscal year 2010 from $31.0 million in fiscal year 2009.  CWI research and development expense decreased $1.4 million due to an increase in government funding of $0.2 million and a reallocation of personnel to sales and marketing activities of $1.2 million.  Non-CWI research and development expenses decreased by $1.2 million in the year ended March 31, 2010. The reduction is primarily attributed to shifts in program costs including a reduction in OEM integration costs and implementation of cost reduction initiatives, partially offset by lower government funding and higher stock based compensation.  Research and development costs fluctuate with funding levels and stage of the development program.

Research and development expenses, net of program funding, increased $8.0 million, or 34.8%, in fiscal year 2009 to $31.0 million from $23.0 million in fiscal 2008.  CWI’s net research and development expenses increased by $2.2 million during fiscal 2009. The increase related to $1.1 million of technology royalty fees to Cummins as the result of higher revenues and $1.1 million of increases in costs related to product development and product support.  During fiscal 2009, non-CWI net research and development expenses increased by $5.7 million. Government and partner funding decreased by $1.4 million with Industrial Technologies Officer (“ITO”) contributions fully recognized in the prior year and we also accrued $1.4 million in royalty payments to ITO as per our funding agreement in the 2009 fiscal year.  We also incurred $3.0 million in increased current product engineering expenses and production and other costs associated with the Westport Assembly Centre.  In addition, we incurred $2.3 million in costs associated with new product development such as research and testing associated with meeting 2010 emissions standards for our HPDI units and work associated with our European OEM and next generation fuel systems.  This was offset by completion of the 2007 LNG North America and Australia product development program during fiscal 2009 reducing costs by $2.4 million compared with fiscal 2008.

Research and Development Expenses
(expressed in thousands of Canadian dollars)

	Fiscal years ended March 31

	2010	2009	2008

Research and development expenses	29,835	33,003	26,684
Program funding	(1,424)	(2,021)	(3,658)

Research and development, net	28,411	30,982	23,026

General and administrative

General and administrative expenses for the year ended March 31, 2010 increased $4.1 million, or 47.7%, to $12.7 million from $8.6 million in fiscal year 2009.  CWI general and administrative expenses decreased in fiscal year 2010 by $0.2 million due to a one-time payment of compensation related expenses in the prior year.  Non-CWI general and administrative expenses increased by $4.3 million primarily from an increase in stock-based compensation of $2.0 as a result of one-time grants and accelerated vesting of certain performance share unit awards. In addition, the Company incurred additional professional fees of $1.0 million relating to strategic development activities and an increase of $1.3 million relating to larger allocations of information technology development, rent and office support costs to research and development expenses in the previous year, and public company related expenses.

General and administrative expenses for the year ended March 31, 2009 and 2008 were $8.6 million and $6.0 million, respectively.  The $2.6 million increase related primarily to $0.9 million associated with increased CWI expenses, increased stock based compensation costs of $1.0 million, and $0.6 million in increased public company costs, consulting costs and other costs.

Sales and marketing

During fiscal year 2010 sales and marketing expenses increased $3.0 million, or 19.9%, to $18.1 million from $15.1 million in the prior year.  CWI sales and marketing expenses increased from $5.7 million in fiscal 2009 to $8.4 million in fiscal 2010 while non-CWI sales and marketing expenses increased from $9.4 million in fiscal 2009 to $9.8 million in fiscal 2010.  The increase in CWI sales and marketing expense is primarily due to a $1.4 million increase in policy expense associated with customer support on out of warranty engines. There was also a reallocation of personnel as a result of increased field service and customer support activities from research and development expense to sales and marketing expense of $1.2 million.  Non-CWI sales and marketing expense increased by $0.4 million primarily due to a higher stock based compensation charge and an increase in current product support costs.

Sales and marketing expenses for the years ended March 31, 2009 and 2008 were $15.1 million and $10.6 million, respectively. The $4.5 million increase primarily related to additional sales and support costs of $3.4 million associated with our commercial launch of HPDI products and other promotional initiatives and $1.9 million relating to business development and emerging markets initiatives and OEM integration costs primarily relating to PACCAR offset by a $0.8 million decrease in CWI sales and marketing expenses.

Foreign exchange gains and losses primarily reflect the realized net gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable.  CWI also has foreign exchange exposure on its Canadian dollar denominated transactions and cash balances.  For the year ended March 31, 2010, we recognized a foreign exchange loss of $0.3 million with the significant foreign currency volatility during the year. This compares to foreign exchange losses of $0.7 million in fiscal 2009 and $1.3 million in fiscal 2008.

Depreciation and amortization for the years ended March 31, 2010, 2009 and 2008 were $2.1 million, $2.0 million and $1.6 million, respectively.  Between 2009 and 2010, the increase in depreciation and amortization of $0.1 million related primarily to depreciation of research equipment and leasehold improvements owned for a full year.  Between 2008 and 2009, we amortized leasehold improvements and equipment related to our new production facility, which was completed during the 2009 fiscal year.

Interest on long-term debt and amortization of discount of $2.8 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan. In fiscal 2009, there was $1.9 million in interest and amortization of discount related mainly to the subordinated debenture notes.  As the notes were issued on July 3, 2008, expense was recorded for only a portion of the year.  Interest on the debentures was recorded at 9% per annum.  Canadian GAAP also required us to separately allocate the proceeds of the debenture units between the debt component and the warrants.  Accordingly, the value of the debt ($11.4 million) and the value of the warrants ($3.6 million) were calculated based on each instrument's relative share value.  The amount of the long-term debt is being accreted to its face value using the effective interest rate method.

Interest on long-term debt and amortization of discount of $1.0 million in the year ended March 31, 2008 related to the interest and the accretion on $22.1 million of convertible notes issued to funds managed by Perseus LLC.  Prior to the notes being fully converted in July 2007, interest was accrued at 8% per annum, and the amount of the debt was accreted to its face value using the effective interest rate method.

Interest and other income for the years ended March 31, 2010 and 2009 was $0.4 million and $1.9 million, respectively. Amounts include interest income on cash and short-term investments as well as gains from the sale of short-term investments and equipment.  The decrease of $1.5 million related to a lower average cash balance in our cash and short-term investments as well as a lower interest yield as a result of lower interest rates in both Canada and the United States. For the years ended March 31, 2009 and 2008, interest and other income was $1.9 million and $1.3 million, respectively.  The increase of $0.6 million from 2008 to 2009 related to a higher average balance in our cash and short-term investments subsequent to the financing associated with our NASDAQ listing in July 2008 partially offset by lower interest yields particularly in the third and fourth quarters of fiscal 2009.

Gain on sale of long-term investments in fiscal 2010 relates to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. (“Wild River”). The Company sold 184,311 shares of Clean Energy for net proceeds of $3.8 million resulting in a gain on sale of $2.9 million. As at March 31, 2010, the Company no longer owns any shares in Clean Energy.  We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million.

In fiscal 2009, we recorded realized gains of $14.3 million related to the sale of Clean Energy shares. In 2008 the realized gain of $10.7 million related to the sale of Clean Energy shares ($8.0 million) as well as a disposition of a substantial portion of our interest in Wild River for a net gain on sale of $2.7 million.

Income tax expense for the year ended March 31, 2010 was $8.9 million, which compares to an expense of $6.5 million for the year ended March 31, 2009.  Current income tax expense representing cash taxes payable was $10.2 million in fiscal 2010 compared with $3.3 million in fiscal 2009, and we recorded a future income tax recovery of $1.3 million, which compares to an expense of $3.3 million in the prior year.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  CWI represents the majority of the tax provision in both fiscal year 2010 and fiscal year 2009 as the provision relating to CWI was $8.6 million and $4.2 million, respectively.  CWI has an effective tax rate of approximately 36% representing federal and state tax liabilities.  During the year ended March 31, 2009, CWI utilized its remaining tax losses carried forward from previous years of $14.7 million U.S. dollars. These losses carried forward had previously been recognized as future tax assets and the majority of the losses were utilized in the first and second quarters of fiscal year 2009.  The portion of the future tax asset relating to losses carried forward was drawn down to offset current tax expense.  The draw down of the future tax asset for utilized losses was offset by an increase in the warranty liability, which resulted in future tax deductions for CWI.  Non-CWI entities are primarily in a loss positions or have losses carried forward which offset taxable income.  During fiscal years 2010 and 2009, we paid withholding tax on dividends of $0.2 million and $0.5 million, respectively.  During fiscal years 2010 and 2009, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million and $2.2 million, respectively, as a result of reversing a future tax credit arising on available for sale investments.

For the year ended March 31, 2009, income tax expense was $6.5 million, and for the year ended March 31, 2008, we had income tax recoveries of $4.5 million. Current income tax expense, representing cash taxes payable in the year, was $3.3 million and $0.2 for fiscal years 2009 and 2008, respectively. Future income tax expense in fiscal 2009 was $3.2 million while in fiscal 2008 an income tax recovery of $4.7 million was recorded.  As a result of utilizing all of the tax losses carried forward during the third quarter of fiscal year 2009, CWI incurred current tax expense of $3.0 million in its third and fourth quarter taxable income.  In the year ended March 31, 2008, CWI recognized future income tax recoveries of $5.9 million arising from the recognition of future income tax assets associated with its loss carry-forwards.

The remaining increase in future income tax expense relates to the sale of our Clean Energy shares of $2.2 million and $1.3 million, respectively, in fiscal years 2009 and 2008 resulted from reversing the future tax credit arising on available for sale investments in prior periods.

Joint Venture Partners’ share of income from joint ventures of $7.5 million in fiscal year 2010 reflects Cummins’ 50% share of CWI’s net income and also includes BTIC’s 50% share of BWI’s net income in the period.  In fiscal year 2010, Cummins’ share of CWI net income was $7.6 million and BTIC’s share of BWI was a loss of $0.1 million.

In fiscal year 2009, the joint venture partners’ share of income from joint ventures of $4.2 million reflected Cummins’ 50% share of CWI’s net income after tax and also included BTIC’s 50% share of BWI’s net income in the period. In fiscal year 2009, Cummins’ share of CWI net income was $3.9 million and BTIC’s share of BWI net income was $0.3 million. For the year ended March 31, 2008, $5.6 million reflects Cummins’ 50% share of CWI’s net income after tax and also includes BTIC’s 50% share of BWI’s net loss in the period, or $0.3 million.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2010, our cash, cash equivalents and short-term investment position was $105.9 million, an increase of $23.2 million from March 31, 2009.  Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended March 31, 2010, our cash used in operations was $22.1 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $25.1 million.  Changes in non-cash working capital for the year contributed $3.0 million.  The $3.0 million change in working capital for the year ended March 31, 2010 was impacted positively by cash inflows from a reduction in inventory balances of $5.8 million, increases in warranty liability of $1.2 million, increases in deferred revenue of $1.7 million, and increases in accounts payable and accrued liabilities of $0.3 million. This was offset by changes in accounts receivable of $6.0 million.  Cash used in investing activities included $0.3 million invested in equipment, furniture and leasehold improvements. We also increased our net advances to Cummins by $4.8 million, and CWI paid Cummins a dividend of $4.2 million.  We expect Cummins will continue to borrow funds from CWI’s excess cash each quarter.  We also repaid $1.2 million against our non-recourse loan with Clean Energy and $1.3 million against our demand installment loan.

During the year ended March 31, 2010, we funded our operations from the sale of our Clean Energy shares and our stake in Wild River amounting to proceeds of $3.8 million, and through our public offering resulting in cash of $57.4 million, net of $3.4 million of share issuance costs.

Foreign exchange negatively impacted cash and cash equivalents by $6.1 million as the relative value of the Canadian dollar increased relative to the U.S. dollar by 19% over the fiscal year.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $3.3 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  As at March 31, 2010, we had access to the full amount of the line.  During the year, our interest rate payable on our credit facility was prime plus 0.25% for borrowings up to $5 million.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the years ended March 31, 2010, 2009 and 2008, the weighted average number of shares used in calculating the loss per share was 34,133,247, 30,268,947, and 25,167,966, respectively.  During the year ended March 31, 2010, we granted 406,262 stock options and 105,084 performance share units relating to our long-term incentive programs. As part of the debenture units issued on July 3, 2008, we also issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10.  We also issued 790,614 warrants with a strike price of $10.65 to the Government of Canada, as required under our funding agreement.  The warrants issued to the Government of Canada were exercised on April 14, 2010 for net proceeds of $8.4 million. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2010		May 27, 2010
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Shares outstanding	38,494,575		39,409,436
Share Options
- Outstanding	1,051,589	8.13	962,101	7.90
- Exercisable	550,471	8.44	460,983	8.02
Performance Share Units
- Outstanding	1,194,913	N/A	1,194,913	N/A
- Exercisable	182,495	N/A	182,495	N/A

Warrants
- Outstanding and exercisable	1,608,160	14.68	771,378	18.72

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2010

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10
Units shipped	1,078	1,460	824	676	622	1,053	1,202	1,044
Average foreign exchange rate (C$:US$)	$1.01	$1.04	$1.21	$1.25	$1.16	$1.10	$1.06	$1.02
(expressed in thousands of Canadian dollars except per share)
Product revenue	$21,428	$34,332	$25,448	$21,547	$19,329	$23,991	$30,158	$28,571
Parts revenue	$4,081	$4,680	$5,606	$4,715	$5,614	$7,680	$8,239	$7,130
Total revenue	$25,509	$39,012	$31,054	$26,262	$24,943	$31,671	$38,397	$35,701
Gross margin	$8,339	$9,226	$6,321	$6,930	$6,396	$7,992	$15,083	$11,889
	33%	24%	20%	26%	26%	25%	39%	34%
Net income (loss) for the period	$(3,463)	$676	$(8,928)	$(12,710)	$(9,189)	$(8,984)	$(7,279)	$(12,184)
Earnings (loss) per share:
Basic	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)	$(0.21)	$(0.32)
Diluted	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)	$(0.21)	$(0.32)
Cash from (used in) operations before change in	$(2,548)	$(3,947)	$(8,288)	$(10,842)	$(7,132)	$(6,869)	$(2,369)	$(8,711)
non-cash operating working capital
Company's 100% share of CWI net income	$3,234	$2,800	$258	$1,540	$1,312	$2,092	$5,878	$5,840

Joint Venture Partner's share of CWI net income	1,617	1,400	$129	$770	$656	$1,046	$2,939	$2,920

Three months ended March 31, 2010 and 2009

Our total consolidated revenue for the three months ended March 31, 2010 was $35.7 million, an increase of $9.4 million, or 35.7%, from $26.3 million in the same period in fiscal year 2009.  On a U.S. dollar basis, consolidated revenue increased by 63.8% as the Canadian dollar strengthened against the U.S. dollar by approximately 16% for the period. CWI product revenue was up $4.6 million as unit sales increased from 671 units to 998 units primarily as the result of increased volume of ISL G sales.  CWI parts revenue also increased by $1.7 million quarter over quarter due to an increase in units in service and price increases on certain parts.  Non-CWI revenues increased by $3.1 million with 46 HD systems shipped in the fourth quarter of fiscal 2010 compared with 5 in the comparative quarter.  Westport HD sales included 14 units shipped to Australia and 32 within North America.

Net loss for the three months ended March 31, 2010 was $12.2 million compared to net loss of $12.7 million in the three months ended March 31, 2009.  Our share of CWI net income increased $2.1 million from $0.8 million to $2.9 million primarily because of increased revenues and a higher gross margin percentage.  CWI gross margin increased by $5.4 million on higher revenues, and gross margin percentages increased from 28.8% in the fourth quarter of fiscal 2009 to 40.3% in fiscal 2010 as the result of more favourable warranty experience and an increase in parts margin as a result of CWI negotiating lower selling expenses on certain parts. CWI operating expenses (research and development, sales and marketing and general and administrative expenses) decreased by $0.6 million because of government funding of $0.2 million received in the fourth quarter of 2010 from the Gas Technology Institute as well as a reduction in materials spending of $0.3 million and policy expenditures of $0.1 million compared with the fourth quarter of fiscal 2009.  CWI’s income tax expense increased by $1.7 million due to higher margins and lower operating expenses.

Non-CWI net loss increased $1.6 million from $13.5 million to $15.1 million. Non-CWI Gross margins decreased $0.6 million in the fourth quarter of fiscal 2010 compared with fiscal 2009 on higher sales volume offset by an inventory write-down of $1.6 million for obsolescence and scrap.  Non-CWI operating expenses increased by $2.9 million compared with the fourth quarter of fiscal 2009.  The increase relates to general and administrative expenses rising from $2.3 million to $4.9 million quarter over quarter.  We incurred a one time cost on settling contractual obligations to our former President and Chief Operating Officer which resulted in a charge of $1.8 million.  We also incurred $0.7 in additional professional fees and outside services costs.  The increase in other operating expenses compared with the fourth quarter of fiscal 2009 related to an increase in current product support costs offset by one-time integration costs incurred in the fourth quarter of the prior fiscal year.

We also recognized a gain on sale of Clean Energy shares of $2.9 million in the current quarter compared with a gain on sale of $0.4 million in the fourth quarter of fiscal 2009.  The remaining change relates primarily to higher foreign exchange losses in the current quarter compared to the fourth quarter of the prior year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying	Contractual
	amount	cash flows	< 1 year	1-3 years	3-5 years	> 5 years

Accounts payable and accrued liabilities	13,902	13,902	13,902	-	-	-
Demand instalment loan	3,295	3,403	1,385	1,993	25	-
Short term debt	163	-	-	-	-	-
Subordinated debenture notes	12,727	17,025	1,350	15,675	-	-
Other long-term debt	348	359	139	219	1	-
Operating lease commitments	-	4,381	1,404	2,179	798	-
Royalty payments	1,350	29,685	3,856	3,040	2,700	20,089
Investment in Joint Venture	-	4,464	4,464	-	-	-
	31,785	73,219	26,500	23,106	3,524	20,089

Contractual Commitments

Capital lease obligations related primarily to office equipment, have terms of two to five years and have interest rates ranging from 1.15% to 6.17%.  Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Demand Installment Loan

As of March 31, 2010, we had $3.3 million in a demand installment loan outstanding, down $1.3 million from $4.6 million as at March 31, 2009.  The loan is drawn against our line of credit and bears interest at prime plus 0.25% for amounts under $5.0 million with further rate reductions applying above $5.0 million.

Short-term debt

Short-term debt is repayable on the sale of certain product. The Company has assumed these sales will take place within one year.

Subordinated Debenture Notes

Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest is payable semi-annually and the principal repayment amount is repayable on maturity. The Company has the option to redeem at 110% of the principal amount after 18 months from the date of issuance.

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in “Government Funding” below as well as a technology access royalty fee payable from CWI to Cummins which is equal to 2.75% of engine revenue to a cumulative maximum of $10.6 million (US$10.4 million). As of March 31, 2010, US$7.6 million has been paid and US$2.8 million remains outstanding.

Investment in Joint venture

The investment in joint venture relates to our commitment to a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form WWI. Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $4.5 million (30 million RMB), equaling a 35% equity interest in WWI.

Contingent off-balance sheet arrangements

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions.  As a result of our government partnerships, we recognized $1.4 million in government funding in 2010 compared with $2.0 million in fiscal 2009 and $3.7 million in fiscal 2008. Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM
INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million.	Annual royalties equal to the greater of $1,350,000 or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28,189,000.
DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1 million.

As at March 31, 2010, royalties of $1.4 million relating to ITO were paid and an additional $1.4 million was accrued during the year.

Business Risks and Uncertainties

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.  A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2010 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of Canadian dollars)

	2010	2009	2008
Cash flows from operations:
Loss for the year	$(37,636)	$(24,425)	$(10,315)
Items not involving cash:
Depreciation and amortization	2,128	1,978	1,550
Stock-based compensation expense	4,827	2,246	664
Future income tax recovery	(1,341)	3,245	(4,691)
Change in deferred lease inducements	(74)	(321)	(251)
Gain on sale of long term investments	(2,972)	(14,275)	(10,659)
Joint Venture Partner’s share of income from joint venture	7,453	4,221	5,564
Loss from investment accounted for by the equity method	1,078	1,021	-
Interest on long-term debt, amortization of discount and other	1,409	866	690
Other	47	(181)	(146)

Cash flows from operations before changes in non-cash operating working capital	$(25,081)	$(25,625)	$(17,594)

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